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                                                                    EXHIBIT 99.2
                                                           [English Translation]

                                                               December 26, 2002


                              HANARO TELECOM, INC.


                   LEASE OF REAL ESTATE TO AFFILIATED COMPANY

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
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1. Name (Name of Lessee)                                    Dreamline Co., Ltd.
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   - Relation with Our Company                               Affiliated company
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2. Details of Lease
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   a. Date of Lease                                            July 16, 2002
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   b. Real Estate subject of Lease                          Building (19.35 pyung)
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   c. Location                                   [LOGO] 573-2 Euijongbu-dong, Euijongbu-shi,
                                                        Kyunggido
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   d. Specifics of Lease    Period of Lease            July 16, 2002 - July 15, 2004
                           ------------------------------------------------------------------
                            Deposit (KRW)                                         48,000,000
                           ------------------------------------------------------------------
                            Rent (KRW)                                             4,800,000
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3. Purpose of Lease                             To lease to Dreamline for its use as a
                                                transmission office.
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4. Date of Decision (Resolution Date of Board                December 24, 2002
of Directors)
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   - Presence of Outside Director(s)                                 -
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   - Presence of Auditor(s)                                          -
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5. Applicability of Fair Trade Act                                   -
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6. Others                                       - This notice is to make some corrections to
                                                the Company's disclosure dated July 16,
                                                2002.
                                                - Details of Corrections
                                                  - Real estate subject of lease: Building
                                                    (12.9 pyung) --> Building (19.35 pyung)
                                                  - Key money deposit: KRW32,000,000 -->
                                                    KRW48,000,000
                                                  - Rent: KRW3,200,000 --> KRW4,800,000
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